UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VOLT INFORMATION SCIENCES, INC.

(Name of Subject Company)

VOLT INFORMATION SCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number of Class of Securities)

Nancy Avedissian

Senior Vice President, Chief Legal Officer & Corporate Secretary

2401 N. Glassell Street,

Orange, California 92865

(714)- 921-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Adam R. Moses

Jason T. Anderson

Milbank LLP

2029 Century Park East

33rd Floor

Los Angeles, CA US 90067-3019

(424)-386-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of Volt Information Sciences, Inc., a New York corporation (the “Company”, or “Volt”), pursuant to the terms of an Agreement and Plan of Merger, dated as of March 12, 2022, among the Company, Vega Consulting, Inc., a Delaware corporation (“Parent”) and Vega MergerCo, Inc., a New York corporation (“Merger Sub”):

1.	Joint Press release issued by the Company and Vega Consulting, Inc. on March 14, 2022, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on March 14, 2022.

2.	Letter to Employees, dated March 14, 2022

3.	Internal Company FAQ, dated March 14, 2022

4.	Form of Letter to Vendors and Clients, dated March 14, 2022.

5.	Email to Field Employees, dated March 14, 2022.

Items #1-5 above were first used or made available on March 14, 2022. In addition, the information set forth under Item 1.01 and Item 8.01 of the Current Report on Form 8-K filed by the Company on March 14, 2022 (including all exhibits and attached thereto) are incorporated herein by reference.

IMPORTANT INFORMATION

The tender offer for the outstanding shares of Volt common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Volt common stock. The solicitation and offer to buy shares of Volt common stock will only be made pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Volt will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. VOLT STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Volt’s stockholders free of charge. Stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, or on Volt’s website at www.Volt.com.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Volt’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions otherwise prove incorrect, the Company’s actual results and the other developments described herein may vary in material respects from those projected or described, as applicable, in these forward-looking statements.

Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Exhibit No.	Description

99.1	Joint Press release issued by the Company and Vega Consulting, Inc. on March 14, 2022 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on March 14, 2022).

99.2	Letter to Employees, dated March 14, 2022.

99.3	Internal Company FAQ, dated March 14, 2022.

99.4	Form of Letter to Vendors and Clients, dated March 14, 2022.

99.5	Email to Field Employees, dated March 14, 2022.